FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	All business divisions booked stronger net revenue and pretax income QoQ; Group net income increased QoQ to Y104.6bn

•	Wealth Management had 13th consecutive quarter of net inflows into recurring revenue assets

•	Investment Management AuM of Y94.3trn at all-time high underpinned by ninth straight quarter of net inflows

•	Global Markets net revenue stronger QoQ while Investment Banking net revenue was at highest level for Q1 since FY2016/17 when comparisons possible

•	Banking booked solid revenues from lending and trust and agent operations

•	Earnings per share of Y34.04, up 46% QoQ and 52% YoY; First quarter ROE of 12.0%

Tokyo, July 29, 2025—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2026.

Net revenue in the first quarter was 523.3 billion yen (US$3.6 billion)1, income before income taxes was 160.3 billion yen (US$1.1 billion), and net income attributable to Nomura Holdings shareholders was 104.6 billion yen (US$726 million).

“We reported a strong start to our fiscal year with all business divisions booking higher net revenue and pretax income quarter on quarter. Net income maintained the strong momentum from last year’s record high. ROE of 12 percent was within our target range,” said Kentaro Okuda, Nomura President and Group CEO.

“Our stable businesses delivered a solid performance as we remained focused on meeting the increasingly diverse needs of our clients amid heightened market volatility.

“In Wealth Management, our asset management business continued to grow, and we booked net inflows into recurring revenue assets for the 13th straight quarter, reflecting our focus on providing consulting services tailored to the needs of our clients.

“Investment Management saw net inflows for the ninth consecutive quarter, and assets under management reached an all-time high of 94.3 trillion yen, contributing to consistent growth in our stable business revenue. We have also taken a significant step towards strengthening our global platform by recently announcing the acquisition of a US and European public asset management business.

“In Wholesale, Global Markets net revenue grew quarter on quarter, driven by a marked increase in client activity and diversified products and services in the Americas, EMEA and AEJ. Despite growing uncertainty over the market outlook, Investment Banking net revenue rose year on year on contributions from multiple high-profile transactions mainly in Japan.

“In our Banking Division established in April this year, loans outstanding increased and we upgraded our core banking system, laying the foundation for the expansion of our Banking business.

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US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 144.17 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2025. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“Despite market volatility, we continued to transform our business model to expand stable revenues and diversify our revenue streams leveraging our global platform. We remain committed to enhancing revenues by actively pursuing growth opportunities and disciplined investments.”

Divisional Performance

Wealth Management

(billions of yen)	FY2025/26 Q1	QoQ	YoY
Net revenue	105.8	6%	-4%
Income (loss) before income taxes	38.8	8%	-6%

Wealth Management reported net revenue of 105.8 billion yen, increasing 6 percent quarter on quarter but declining 4 percent from the same period last year. Income before income taxes was 38.8 billion yen, up 8 percent quarter on quarter but down 6 percent year on year.

Wealth Management flow revenue grew despite the uncertain market environment, reflecting efforts to provide consulting services tailored to client needs. Recurring revenue assets booked net inflows for the 13th straight quarter and the cumulative stock coverage ratio over the last four quarters was 69 percent.

Investment Management

(billions of yen)	FY2025/26 Q1	QoQ	YoY
Net revenue	50.6	18%	6%
Income (loss) before income taxes	21.5	39%	-7%

Investment Management first quarter net revenue was 50.6 billion yen, increasing 18 percent quarter on quarter and 6 percent from the same period last year. Income before income taxes was 21.5 billion yen, up 39 percent quarter on quarter but down 7 percent from the same quarter last year.

The asset management business maintained strong momentum with nine consecutive quarters of net inflows, helping lift Investment Management assets under management to an all-time high of 94.3 trillion yen.

Wholesale

(billions of yen)	FY2025/26 Q1	QoQ	YoY
Net revenue	261.1	1%	7%
Income (loss) before income taxes	41.9	12%	98%

Wholesale booked net revenue of 261.1 billion yen, up 1 percent quarter on quarter and 7 percent year on year. Income before income taxes was 41.9 billion yen, up 12 percent quarter on quarter and 98 percent higher than the same quarter last year.

Global Markets successfully tapped into elevated market volatility and robust client activity to deliver stronger net revenue quarter on quarter.

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Banking

(billions of yen)	FY2025/26 Q1	QoQ	YoY
Net revenue	12.8	12%	14%
Income (loss) before income taxes	3.6	19%	-10%

Banking booked net revenue of 12.8 billion yen, up 12 percent quarter on quarter and 14 percent year on year. Income before income taxes was 3.6 billion yen, up 19 percent quarter on quarter but down 10 percent from the same quarter last year.

Banking reported strong revenues from lending and trust and agent operations.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2025 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

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